Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis starts 2019 with strong sales and double digit core1 operating income growth, Mayzent launch and Alcon spin-off; profit guidance upgraded
•	Transformation to focused medicines company continued with the spin-off of Alcon; commentary below is on continuing operations[2]
•	Continuing operations net sales up 7% (cc1, +2% USD) driven by Innovative Medicines:
o	Cosentyx was USD 791 million, +41% (cc) with strong demand growth in all indications and regions
o	Entresto grew to USD 357 million, +85% (cc) including the benefit from new data on hospital initiation
o	Oncology sales grew 9% (cc) mainly driven by Lutathera (USD 106 million), Promacta (USD 307 million, +24% cc), Kisqali (USD 91 million) and Kymriah (USD 45 million)
•	Core operating income grew 18% (cc, +9% USD) driven by the strong sales growth
•	Net income grew 4% (cc, -5% USD) impacted by a net impairment charge and lower divestment gains
~~•~~	Free cash flow[1] was USD 1.9 billion in line with prior year, which included a milestone receipt
~~•~~	Sandoz sales down 2% (cc, -8% USD) due to continued US price pressure
•	Catalyst rich 2019 with potential blockbuster launches on track:
o	Mayzent (siponimod) launched for RMS including active secondary progressive MS (SPMS)
o	Brolucizumab (RTH258) filed in the EU and US with PRV; launch in US expected within 2019
o	Zolgensma[3] (AVXS-101) new data presented at MDA supports Zolgensma as a foundation therapy
•	2019 guidance for new focused medicines company[4] – core operating income growth revised upwards to grow high single digit (cc); sales guidance confirmed to grow mid single digit (cc)
•	In connection with the Alcon spin-off on April 9, the Group will report as part of its Q2 discontinued operations results a one-time non-cash IFRS gain of approximately USD 4.7 billion
•	Richard Saynor appointed as CEO Sandoz
Basel, April 24, 2019 — Commenting on the results, Vas Narasimhan, CEO of Novartis, said:
“Novartis is off to a strong start in 2019 with the Mayzent launch, successful Alcon spin-off, and strong operational execution leading us to revise 2019 profit guidance upwards. We enter an exciting period with expected launches of Zolgensma, BYL719 and brolucizumab and multiple late stage readouts.  With our strong pipeline, focus on productivity, and commitment to cultural transformation, we are well positioned for growth in 2019 and the future.”
Key figures[2]	Continuing operations[2]
	Q1 2019	Q1 2018	% change
	USD m	USD m	USD	cc
Net sales	11 106	10 915	2	7
Operating income	2 242	2 371	-5	4
Net income	1 868	1 970	-5	4
EPS (USD)	0.81	0.85	-5	5
Free cash flow	1 869	1 919	-3
Core Operating income	3 254	2 980	9	18
Core Net income	2 811	2 684	5	13
Core EPS (USD)	1.21	1.15	5	13

1Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 41 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 2Refers to continuing operations as defined on page 32 of the Condensed Interim Financial Report, excludes Alcon, includes the businesses of Innovative Medicines and Sandoz (including the US generic oral solids and dermatology portfolio), as well as the continuing corporate functions. 3 The brand name Zolgensma has been provisionally approved by the FDA for the investigational product AVXS-101 (onasemnogene abeparvovec-xioi), but the product itself has not received marketing authorization or BLA approval from any regulatory authorities. 4 Removes Alcon and the Sandoz US dermatology and oral solids portfolio from both 2019 and 2018. Forecast assumption that no Gilenya generics enter in 2019; however, generic competitors may still launch at risk.

Strategy Update

Our strategy is to focus Novartis as a leading medicines company with five priorities: embrace operational excellence, deliver transformative innovation, go big on data science, build trust with society, and build a new culture by unleashing the power of our people. As part of the strategy to focus Novartis, the Alcon business was spun-off as a separate public company on April 9, following the shareholder vote on February 28. The spin-off allows shareholders to benefit from a standalone Alcon and a Novartis with capital and management attention fully focused on medicines.

In order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data for the current and prior years into “continuing” and “discontinued” operations. The results of the Alcon business are reported as discontinued operations. See page 32 of the Condensed Interim Financial Report for a full explanation.

Novartis continues to expect the previously-announced divestment of the Sandoz US oral solids and dermatology portfolio to be completed during 2019, pending closing conditions including regulatory approvals. Novartis remains fully committed to this business until it is divested to Aurobindo. The results of this business are included in continuing operations until the time of the divestment.

First quarter financials

The commentary below focuses on continuing operations including the businesses of Innovative Medicines and Sandoz (including the US generic oral solids and dermatology portfolio), as well as the continuing corporate functions. We also provide information on discontinued operations.

Continuing operations

Net sales were USD 11.1 billion (+2%, +7% cc) in the first quarter driven by volume growth of 11 percentage points (cc), mainly from Cosentyx, Entresto, Lutathera, Promacta and Kisqali. Strong volume growth was partly offset by the negative impacts of pricing (-3 percentage points cc) and generic competition (-1 percentage point cc).

Operating income was USD 2.2 billion (-5%, +4% cc) driven by higher Innovative Medicines sales and improved gross margin, partly offset by growth investments, a net impairment charge and lower divestment gains.

Net income was USD 1.9 billion, (-5%, +4% cc) broadly in line with operating income. EPS was USD 0.81 (-5%, +5% cc) in line with net income.

Core operating income was USD 3.3 billion (+9%, +18% cc) mainly driven by higher Innovative Medicines sales and improved gross margin, partly offset by growth and launch investments, including for Zolgensma. Core operating income margin in constant currencies increased by 2.6 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net increase of 2.0 percentage points to 29.3% of net sales.

Core net income was USD 2.8 billion (+5%, +13% cc) as growth in core operating income was partly offset by the discontinuation of core income from the GSK consumer healthcare joint venture. Core EPS was USD 1.21 (+5%, +13% cc) in line with core net income.

Free cash flow amounted to USD 1.9 billion broadly in line with the prior year, which included the receipt of a sales milestone related to the Vaccines divestment to GSK.

Innovative Medicines net sales were USD 8.8 billion (+5%, +10% cc) in the first quarter, as Pharmaceuticals BU grew 11% (cc) mainly driven by Cosentyx and Entresto, and Oncology BU grew 9% (cc) mainly driven by Lutathera, Promacta and Kisqali. Volume contributed 12 percentage points (cc) to sales growth. Generic competition had a negative impact of 1 percentage point (cc). Pricing had a negative impact of 1 percentage point (cc).

Sandoz net sales were USD 2.3 billion (-8%, -2% cc) in the first quarter as 9 percentage points (cc) of price erosion mainly in the US, were partially offset by volume growth of 7 percentage points (cc). Excluding the US, net sales grew 4% (cc). Global sales of Biopharmaceuticals grew 11% (cc) driven by Europe with continued strong double-digit growth from Rixathon (rituximab), Hyrimoz (adalimumab) and Erelzi (etanercept).

Discontinued operations1

Results for discontinued operations in the first quarter of 2019 include a full quarter of results from the Alcon Division and certain Corporate costs directly attributable to Alcon.

Discontinued operations net sales in the first quarter amounted to USD 1.8 billion (0%, +4% cc), mainly driven by the Surgical business franchise.

Operating income was USD 71 million compared to USD 76 million in prior year, mainly as higher sales, as well as the discontinuation of amortization and depreciation as of March 1 (USD 118 million), were offset by higher one-time costs relating to the spin-off, higher legal costs and growth investments.

Core operating income amounted to USD 350 million for discontinued operations (-3%, +7% cc) as higher sales and gross margin, as well as discontinuation of depreciation and software amortization from March 1 (USD 30 million) were partly offset by growth investments.

Net loss from discontinued operations amounted to a loss of USD 101 million compared to a net income of USD 58 million in prior year mainly due to higher one-time tax expenses.

In connection with the Alcon spin-off on April 9, the Group will report as part of its Q2 discontinued operations results a one-time non-cash IFRS gain of approximately USD 4.7 billion.

Total Group

For the total Group, net income amounted to USD 1.8 billion compared to USD 2.0 billion in the prior year, and basic earnings per share decreased to USD 0.77 from USD 0.87. Free cash flow for the total Group amounted to USD 1.8 billion.

ECN Appointment

Novartis has appointed Richard Saynor as CEO of Sandoz effective no later than August 1, 2019. He will be a member of the Executive Committee of Novartis and report to Vas Narasimhan, CEO, Novartis.

Richard Saynor, currently SVP Classic & Established Products, Commercial & Digital Platforms at GSK, brings over 20 years of global leadership experience spanning both generics and established pharmaceutical brands. He currently manages a USD 10 billion Established Products portfolio which comprises over 350 brands commercialized in over 120 countries. In addition, Richard oversees the commercial digital platforms across all of GSK’s pharmaceutical franchises.

During his career, Richard has established a successful track record building strong interfaces between commercial and technical operations as well as driving commercial excellence across his organization. Richard has also built and led successful teams and organizations with a strong focus on inclusive culture and developing talent. Prior to GSK, Richard held Commercial Operations leadership roles at Sandoz and oversaw a strong expansion of Sandoz’ generics business across Asia, Latin America and Turkey. Richard is a Pharmacist by training and started his pharma business career as a sales representative at G.D. Searle in the U.K.

1 Discontinued operations described on page 32 of the Condensed Interim Financial Report.

Key growth drivers (Q1 performance)

Underpinning our financial results in the first quarter is a continued focus on key growth drivers including:
•
Cosentyx (USD 791 million, +41% cc) delivered strong demand driven growth across all indications in the US and ex-US. In the US, Cosentyx (USD 474 million) sales grew 49% and in the rest of the world sales grew 32% (cc).

•	Entresto (USD 357 million, +85% cc) continued strong sales growth across all regions, benefiting from the broad implementation and adoption of PIONEER-HF data presented in Q4 2018.
•
Lutathera (USD 106 million) continued to accelerate led by the US with over 120 centers actively treating and the European launch progressing well. Sales from all AAA brands (including Lutathera and radiopharmaceutical diagnostic products) were USD 163 million.

•	Promacta/Revolade (USD 307 million, +24% cc) grew at a strong double-digit rate across all regions driven by increased use in chronic immune thrombocytopenia.
•
Tafinlar + Mekinist (USD 297 million, +18% cc) continued double-digit growth due to continued demand in metastatic melanoma and NSCLC, and strong uptake of the adjuvant melanoma indication in the US and Europe.

•	Jakavi (USD 258 million, +20% cc) continued double-digit growth across all regions driven by the myelofibrosis and polycythemia vera indications.
•	Kisqali (USD 91 million, +115% cc) grew driven by use in first line metastatic breast cancer patients, independent of menopausal status or combination partner.
•
Kymriah (USD 45 million) strong demand continued and sales increased driven by new treatment sites in the EU, additional progress with reimbursement, providing coverage for at least one indication in 14 countries, increased manufacturing capacity and widened commercial specifications in the EU.

•	Biopharmaceuticals grew 11% (cc) to USD 351 million, driven by Europe with continued strong double-digit growth from Rixathon (rituximab), Hyrimoz (adalimumab) and Erelzi (etanercept).
•
Emerging Growth Markets, which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand, sales grew 10% in cc (0% in USD), mainly driven by double digit growth (cc) in China.

Net sales of the top 20 Innovative Medicines products in Q1
	Q1 2019	Q1 2018	% change
	USD m	USD m	USD	cc
Cosentyx	791	580	36	41
Gilenya	766	821	-7	-3
Lucentis	533	520	2	10
Tasigna	434	466	-7	-3
Sandostatin	392	400	-2	2
Afinitor/Votubia	373	375	-1	3
Entresto	357	200	79	85
Galvus Group	315	318	-1	7
Promacta/Revolade	307	257	19	24
Gleevec/Glivec	307	392	-22	-18
Tafinlar + Mekinist	297	267	11	18
Xolair	281	255	10	20
Exforge Group	267	248	8	16
Diovan Group	261	265	-2	6
Jakavi	258	234	10	20
Exjade/Jadenu	238	261	-9	-5
Votrient	187	214	-13	-8
Ilaris	151	126	20	28
Zortress/Certican	116	109	6	14
Travoprost Group	115	124	-7	-3
Total Top 20	6 746	6 432	5	11

Strengthen R&D - Key developments from the first quarter
New approvals and regulatory update
•
Mayzent (siponimod, formerly BAF312) received FDA approval for the treatment of adults with relapsing forms of multiple sclerosis, including secondary progressive multiple sclerosis (SPMS) with active disease, relapsing remitting multiple sclerosis (RRMS) and clinically isolated syndrome (CIS). Mayzent is the first oral drug to meaningfully delay disability progression in patients with typical SPMS.

•
Cosentyx received China National Medical Products Administration approval for moderate-to-severe plaque psoriasis in adult patients. The approval was supported by data from a Phase III study in China that showed 87% of patients achieved clear or almost clear skin during the first 16 weeks of treatment. Cosentyx is the first biologic approved in China that specifically inhibits IL-17A.

•
Kymriah received Japan approval for the treatment of relapsed or refractory (r/r) DLBCL and (r/r) pediatric ALL. With this approval, Kymriah is the first and only CAR-T cell therapy to receive regulatory approval in Asia; and follows the successful technical transfer at the Foundation for Biomedical Research and Innovation at Kobe for the clinical manufacturing of Kymriah.

•
Egaten received FDA approval for the treatment of fascioliasis, commonly known as liver fluke infestation, with an estimated prevalence of 2.4 million globally. This approval reinforces the company's commitment to reduce the burden of neglected tropical diseases including fascioliasis, leprosy and malaria. A Priority Review Voucher (PRV) was awarded based upon this approval.

•	Capmatinib (INC280) was granted orphan-drug designation by FDA for the treatment of non-small cell lung cancer with cMET genomic tumor aberrations.
Regulatory submissions and filings
•	Brolucizumab (RTH258) was filed in Europe, and in the US in April with a Priority Review Voucher, with launch expected within 2019.
•	Sandoz proposed biosimilar pegfilgrastim (Amgen’s Neulasta®) was resubmitted to FDA in April, following the complete response letter received in June 2016.
Results from ongoing trials and other highlights
•
Zolgensma[1] (AVXS-101) interim analyses from the Phase III STR1VE study was presented in April at the Muscular Dystrophy Association congress. Data supports Zolgensma as foundational therapy for SMA Type 1 and showed widespread SMN expression in a treated patient. Over 150 patients have now been treated with Zolgensma and only 5% were excluded due to AAV9 antibody titers. Additional data to be presented at the American Academy of Neurology in early May, including results from the STRONG trial in SMA type 2 and the SPRINT trial in pre-symptomatic patients.

•
Entresto PIONEER-HF 4-week open-label extension data were presented at the American College of Cardiology reinforcing initial 8-week findings, showing in-hospital initiation of Entresto continued to deliver reductions in re-hospitalization and NT-proBNP, an established biomarker used to assess the severity and determine the prognosis of heart failure.

•
TQJ230 (formerly known as AKCEA-APO(a)-LRx) option was exercised to license the global rights to develop and commercialize this potentially transformational therapy to reduce risk of cardiovascular disease in people living with elevated levels of inherited lipoprotein(a). If approved TQJ230 is expected to be the first in class treatment specifically targeting elevated Lp(a).

1 The brand name Zolgensma has been provisionally approved by the FDA for the investigational product AVXS-101 (onasemnogene abeparvovec-xioi), but the product itself has not received marketing authorization or BLA approval from any regulatory authorities.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In Q1 2019, Novartis repurchased a total of 2.2 million shares for USD 0.2 billion, including 0.8 million shares (USD 0.1 billion) bought back under the up-to USD 5 billion share buyback announced in June 2018 on the SIX Swiss Exchange second trading line and 1.4 million shares (USD 0.1 billion) repurchased from associates. In the same quarter, 13.8 million shares (for an equity value of USD 0.5 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Novartis aims to offset the dilutive impact from equity based participation plans of associates over the remainder of the year. The total number of shares outstanding increased by 11.6 million versus December 31, 2018. These treasury share transactions resulted in an equity increase of USD 0.3 billion while cash inflows and outflows related to share transactions mostly offset each other.

The previously announced share buyback of up-to USD 5 billion in June 2018 is expected to be completed in 2019.

Also in Q1 2019, Novartis repaid the USD 3.0 billion, 5.125% coupon bond issued in February 2009 at maturity.

As of March 31, 2019, the net debt increased by USD 5.3 billion to USD 21.5 billion versus December 31, 2018. The increase was mainly driven by the USD 6.6 billion annual dividend payment, partly offset by USD 1.9 billion free cash flow from continuing operations in Q1 2019.

Balance sheet impacts of the Alcon spin off will be included in the second quarter results. As part of the spin off, Alcon incurred total bank debt of approximately USD 3.5 billion and paid approximately USD 3.1 billion in cash, including payment in satisfaction of certain intercompany indebtedness owed by Alcon and its subsidiaries to Novartis and its affiliates. This reduced the net debt position of Novartis by approximately USD 3.0 billion.

As of Q1 2019, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.

2019 Outlook

Barring unforeseen events

New focused medicines company guidance
Excluding Alcon and the Sandoz US oral solids and dermatology business from both 2018 and 2019

•	Net sales in 2019 are expected to grow mid-single digit (cc).
•	From a divisional perspective, we expect net sales performance (cc) in 2019 to be as follows:
o	Innovative Medicines: grow mid single digit
o	Sandoz: broadly in line with prior year
•	Core operating income guidance revised upwards: expected to grow high single digit (cc).

The guidance above includes the forecast assumption that no Gilenya generics enter in 2019 in the US. However, generic competitors may still launch at risk.

Foreign Exchange impact

If mid-April exchange rates prevail for the remainder of 2019, the currency impact for the year would be negative 3 percentage points on net sales and negative 3 to 4 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Summary Financial Performance

Continuing operations[1]	Q1 2019	Q1 2018	% change
	USD m	USD m	USD	cc
Net sales	11 106	10 915	2	7
Operating income	2 242	2 371	-5	4
As a % of sales	20.2	21.7
Core operating income	3 254	2 980	9	18
As a % of sales	29.3	27.3
Net income	1 868	1 970	-5	4
EPS (USD)	0.81	0.85	-5	5
Core Net income	2 811	2 684	5	13
Core EPS (USD)	1.21	1.15	5	13
Cash flows from operating activities	2 334	2 381	-2
Free cash flow	1 869	1 919	-3

Innovative Medicines	Q1 2019	Q1 2018	% change
	USD m	USD m	USD	cc
Net sales	8 780	8 398	5	10
Operating income	2 109	2 135	-1	8
As a % of sales	24.0	25.4
Core operating income	2 922	2 631	11	19
As a % of sales	33.3	31.3

Sandoz	Q1 2019	Q1 2018	% change
	USD m	USD m	USD	cc
Net sales	2 326	2 517	-8	-2
Operating income	273	409	-33	-25
As a % of sales	11.7	16.2
Core operating income	461	499	-8	1
As a % of sales	19.8	19.8
Corporate	Q1 2019	Q1 2018	% change
	USD m	USD m	USD	cc
Operating loss	-140	-173	19	15
Core operating loss	-129	-150	14	10

Discontinued operations[1]	Q1 2019	Q1 2018	% change
	USD m	USD m	USD	cc
Net sales	1 777	1 779	0	4
Operating income	71	76	nm	nm
As a % of sales	4.0	4.3
Core operating income	350	360	-3	7
As a % of sales	19.7	20.2

Total Group	Q1 2019	Q1 2018	% change
	USD m	USD m	USD	cc
Net income	1 767	2 028	-13	-3
EPS (USD)	0.77	0.87	-11	-3
Core Net Income	3 089	2 982	4	12
Core EPS (USD)	1.33	1.28	4	12
Cash flows from operating activities	2 412	2 514	-4
Free cash flow	1 807	1 915	-6
nm = not meaningful
[1] Continuing operations include the businesses of Innovative Medicines and Sandoz divisions and Corporate activities and discontinued operations include the business of Alcon. See page 32 of the Condensed Interim Financial Report for full explanation

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below:
http://hugin.info/134323/R/2242311/884910.pdf

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “guidance,” “transformation,” “continued,” “potential”, “launches,” “on track” “launched,” “filed,” “launch,” “expected,” “to grow,” “will,” “enter,” “pipeline,” “commitment,” “well positioned,” “future,” “strategy,” “priorities,” “embrace,” “deliver,” “go big,” “build,” “allows,” “expect,” “to be completed,”  “closing conditions,” “committed,” “continued,” “growth drivers,” “Priority Review Voucher,” “submissions,” “filings,” “to be presented,” “potentially,” “if approved,” “aims,” “outlook,” “unforeseen,” “forecast,” “may,” “would,” “continues,” “aiming,” “vision,” “priority review,” “PRIME designation,” “Sakigake designation,” “enrollment,” “planned,” “upcoming,” “Fast Track designation,” “Orphan designation,” “scheduled,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding the potential outcome, or financial or other impact on Novartis, of the spinoff of our Alcon Division, or of the proposed divestiture of certain portions of our Sandoz Division business in the US; or regarding the potential impact of the share buyback plan; or regarding potential future sales or earnings of the Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.  In particular, our expectations could be affected by, among other things: global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the proposed transactions or the development of the products described in this release; the potential that the strategic benefits, synergies or opportunities expected from the Alcon and Sandoz transactions may not be realized or may be more difficult or take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products that commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential litigation with respect to the proposed transactions, product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; our performance on environmental, social and governance measures; general political, economic and trade conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 750 million people globally and we are finding innovative ways to expand access to our latest treatments. About 105,000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting.
https://www.novartis.com/investors/event-calendar

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at.
https://www.novartis.com/investors/event-calendar

Important dates
May 8, 2019	American Academy of Neurology (AAN) investor conference call
May 22-23, 2019	Meet Novartis Management investor event in Boston
June 2, 2019	American Society of Clinical Oncology (ASCO) investor event
July 18, 2019	Second quarter results 2019
October 22, 2019	Third quarter results 2019